FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A notice of 2012 annual general meeting of Huaneng Power International, Inc. (the “Registrant”) made by the Registrant on May 4, 2013, as well as a proxy form and rely slip for the meeting.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

NOTICE OF 2012 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2012 annual general meeting (the “Annual General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 19 June 2013 at the headquarters the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2012

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2012

3.	To consider and approve the audited financial statements of the Company for 2012

4.	To consider and approve the profit distribution plan of the Company for 2012 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2013 (Note 2)

SPECIAL RESOLUTIONS

6.	Proposal regarding the issue of medium and long term debt financing instruments (Note 3)

7.	To consider and approve the proposal regarding the issue of short-term debentures of the Company (Note 4)

8.	To consider and approve the proposal regarding the issue of super short-term debentures (Note 5)

9.	To consider and approve the issue of private placement of financial instruments (Note 6)

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director):

Beijing, the PRC

4 May 2013

Notes:

1.	The profit distribution plan of the Company for 2012

As per the annual financial statements audited by KPMG Huazhen (Special General Partnership) and KPMG, the net profit attributable to shareholders of the Company for the accounting year ended 31

December 2012 under PRC GAAP and International Financial Reporting Standards was RMB5,868.65 million and RMB5,512.45 million, respectively. According to the articles of association of the Company, the net profit attributable to shareholders of the Company is not required to apportion to the statutory surplus reserve fund in case that the accumulated balance of the statutory surplus reserve exceeds 50% of the registered capital of the Company. The Company decided not to make apportionment to the statutory surplus reserve fund and discretionary surplus reserve fund in 2012. According to the applicable laws and the articles of association of the Company, dividends for distribution by the Company are based on the lower of the net profit attributable to shareholders of the Company determined in accordance with the above two accounting standards.

The Company’s proposed profit distribution plan for 2012 is a cash dividend of RMB0.21 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB2,951.63 million.

2.	Proposal regarding the appointment of the Company’s auditors for 2013

To appoint KPMG Huazhen (Special General Partnership) as the PRC auditors of the Company and KPMG as the Company’s international auditors for 2013 with a total remuneration of RMB25.27 million (of which, the remuneration for financial audit and for internal control audit be estimated to be RMB19.27 million and RMB6 million, respectively).

3.	Proposal regarding the issue of medium and long term debt financing instruments

(i)
It was agreed that the Company be authorized to issue medium and long term debt financing instruments (including but not limited to corporate bonds) of a principal amount up to RMB10 billion in or outside the People’s Republic of China (the “Issue”) after the obtaining of the approval by the relevant regulatory authorities;

(ii)	Subject to the provisions of applicable laws and regulatory requirements, the Issue may be made to the shareholders of the Company;

(iii)
The instruments proposed to be issued under the Issue will be medium and long term financing products with a term ranging from five to ten years. It is proposed that the general meeting authorizes the Board to determine the term of such instruments based on the market conditions at the time of the Issue;

(iv)
The proceeds to be raised from the Issue will be used towards satisfying the Company’s capital requirements in the medium and long run, adjusting the debt structure of the Company and reducing the financing costs of the Company;

(v)
It was proposed to obtain an approval from the shareholders at the general meeting for granting a general and unconditional mandate to the Board or, in appropriate circumstances, any two or more Directors as approved by the Board, to determine/deal with the following matters for the best interest of the Company, subject to and in accordance with applicable laws and the then prevailing market conditions:

(1)
to determine the details relating to the execution of the Issue, including but not limited to the number of tranches, denomination, principal amount, term of tranches, term and method of repayment, method of the Issue, inclusion of back-sell or redemption provisions, interest rate or method to determine the interest rate, security and selection of professional institutions qualified to participate in the Issue;

(2)	to enter into all negotiations and sign all agreements and other necessary documents relating to the Issue on behalf of the Company and to make proper information disclosures;

(3)
to file applications to relevant regulatory authorities for approval of the Issue and to make necessary amendments to the proposal of the Issue in response to the comments and requests, if any, of these regulatory authorities;

(4)	to take all necessary actions to determine/deal with all other matters relating to the Issue.

(vi)	The resolution approved by the shareholders at the general meeting of the Company on the Issue shall be effective for 24 months from the date when it is made.

4.	Proposal regarding the issue of short-term debentures of the Company

It was agreed that (1) the Company be authorised to issue short-term debentures (in either one or multiple tranches) of a principal amount up to RMB15 billion (which means that the outstanding principal balance of the short-term debentures in issue shall not exceed RMB15 billion at any time within the period as prescribed herein) in the PRC within 24 months from the date on which the shareholders’ approval is obtained; and (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

5.	Proposal regarding the issue of super short-term debentures

It was agreed that (1) the Company be authorised to issue super short-term debentures with a principal amount of not exceeding RMB30 billion within 24 months from the date of obtaining an approval at the general meeting (either in one tranche or on a rolling basis, where the outstanding principal balance of the super short-term commercial paper in issue by the Company shall not exceed RMB30 billion at any time within the period as prescribed herein); (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

6.	Proposal regarding the issue private placement of debt financing instruments by way of placement (either in one or multiple tranches)

It was agreed that (1) the Company be authorised to issue debt financing instruments with a principal amount of not exceeding RMB10 billion by way of placement (either in one or multiple tranches) within 24 months from the date of obtaining an approval at the general meeting; (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the financial instruments to be issued and the terms thereof within the prescribed scope as set out in (1) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

7.	Proxy

(i)	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

(iv)	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

(v)	The resolutions set out in this Notice will be voted by poll.

8.	Registration procedures for attending the Annual General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 30 May 2013.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

9.	Closure of H Share register members

Closure of register of members for the Annual General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of shares from 30 May 2013 to 19 June 2013 (both days inclusive).

In order to qualify to attend the Annual General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 29 May 2013. Holders of H shares whose names are recorded in the register of member of the Company on 30 May 2013 are entitled to attend the Annual General Meeting.

Closure of register of member for payment of final dividend of 2012

In order to determine the shareholders of H shares entitled to receive the final dividend for the year ended 31 December 2012, the Company will suspend registration of transfer of shares from 26 June 2013 to 1 July 2013 (both days inclusive).

In order to qualify to receive the final dividend, shareholders of H shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Room 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m.on 25 June 2013. Holders of H Shares whose names are recorded in the register of member of the Company on 26 June 2013 are entitled to receive the final dividend for the year 2012.

10.	Other Businesses

(i)	The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

(iii)	The business address of the Company is at:

Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China
Telephone No.: (+86)-10-6322 6999
Facsimile No.: (+86)-10-6322 6888

(Stock Code: 902)

Proxy Form for 2012 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We) (Note  2)___________________________________ of ________________________________________________, _________________________________________________________________________________________________ Shareholders’ Account: _________________________________ and I.D. No.: _______________________________, being the holder(s) of _____________________ H Share(s)/Domestic Share(s) * (Note  1)  of Huaneng Power International, Inc. (the “Company”) now appoint(Note  3) _______________________________________________________________________________ I.D. No.: (of _________________________________________________________________________________________________), or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2012 Annual General Meeting to be held at 9 a.m. on 19 June 2013 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note  6)

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2012
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2012
3.	To consider and approve the audited financial statements of the Company for 2012
4.	To consider and approve the profit distribution plan of the Company for 2012
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2013
SPECIAL RESOLUTIONS
6.	Proposal regarding the issue of medium and long term debt financing instruments
7.	To consider and approve the proposal regarding the issue of short-term debentures of the Company
8.	To consider and approve the proposal regarding the issue of super short-term debentures
9.	To consider and approve the issue of private placement of financial instruments

Date:	2013	Signature:	(Note 5)

Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the 2012 Annual General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote  FOR any  resolution, please indicate with a “￼”  in the appropriate space under “For”. If you  wish to vote AGAINST any resolution, please indicate with a “￼” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the 2012 Annual General Meeting.

*	Please delete as appropriate.

 (Stock Code: 902)

Reply Slip for 2012 Annual General Meeting

I/(We) ___________________________________________________________________________________________ of _______________________________________________________________________________________________ Telephonenumber: _______________________________ and  Fax number: ____________________________________, being  the  holder(s) of ________________________________________ H  Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2012 annual general meeting (the “AGM”)  to be held at 9 a.m. on 19 June 2013 at the headquarters of the Company at Huaneng  Building,  6  Fuxingmennei  Street, Xicheng  District, Beijing,  the  People’s  Republic  of  China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an  eligible shareholder from attending the AGM.

*    Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     May 4, 2013